MH Integrated Annual Report 2015 Page Title 01 Appendix to Integrated Annual Report /Leading TheBlue Revolution Leading Integrated Protein Provider 20 1 5

03MH Integrated Annual Report 2015 Page Title02 MH Integrated Annual Report 2015 Appendix / Content Our efforts This appendix to our 2015 Integrated Annual Report describes our efforts within our material aspects as identified in our materiality analysis as well as the materiality assessment itself. Risk management - The Marine Harvest Way Planet Product People GRI index 04 08 14 20 28 Appendix / Content

04 MH Integrated Annual Report 2015 Appendix / The Marine Harvest Way

Appendix

Risk management The Marine Harvest Way

The materiality analysis highlights areas of both opportunity and risk. The results of the analysis define our sustainability priorities and direct our R&D efforts

IDENTIFYING MATERIAL ASPECTS

The materiality assessment allows us to take a close and considered look at the sustainability issues that are deemed critical for Marine Harvest and our stakeholders, in that they could significantly affect our ability to execute our business strategy. The materiality analysis highlights areas of both opportunity and risk. The results of the analysis define our sustainability priorities and direct our R&D efforts.

Our stakeholders include a wide range of groups and people that impact our operations and that are affected by our actions. We have evaluated how our business affects the different stakeholder groups, which issues are of the highest importance to them and to what extent these stakeholders have a significant interest in the development of Marine Harvest.

In order to differentiate material aspects from other important factors, we strive continuously to improve our understanding of the different stakeholder groups' specific concerns. Through open and transparent dialog, we are able to take more informed decisions and provide stakeholders with insight into our operations and approaches.

In conducting our materiality analysis, we began with a comprehensive evaluation of stakeholder concerns. First, we assessed the potential strategic impact and significance of each area of concern (aspect). Then each aspect was assessed and ranked according to the significance of its potential impact, and the significance of related business risks/challenges and opportunities.

The materiality assessment was conducted by our Group Management Team, with input from other key resources, in accordance with the Global Reporting Initiative's G4 guidelines. The resulting materiality matrix combines the stakeholders' level of engagement and strategic matters of concern, and depicts the relative reporting priority of sustainability aspects. Our analysis has not revealed any significant changes to the material aspects reported in 2014. However, due to the high number of escape incidents and escaped fish in 2015, the importance of Escape Prevention has increased. We are continuously working to refine our materiality analysis and welcome feedback from all stakeholders.

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MATERIALITY ASSESSMENT

● Important aspect ● Material aspect


IMPORTANT — IMPORTANCE FOR STAKEHOLDERS — MATERIAL
IMPORTANT — IMPORTANCE FOR MARINE HARVEST — MATERIAL
Lice management
Safe seafood
Medicine use
Taking the lead
Ethical business conduct
Nutrient release
Escape prevention
Healthy seafood
HSE
R&D
Sustainable feed
Export value
Quality seafood
Employee rights and working conditions
Climate friendly food production
Value generation in local communities
Fish health/welfare
Diversity in the workforce
Reliable customer services
Product innovation
Resource efficient processing
Corporate Governance
Supply management
Responsible use of land resources

Assessment of material issues in accordance with the Global Reporting Initiative G4 guidelines. All aspects in the matrix are elements of importance to us and/or our stakeholders, but aspects placed higher and to the right in the matrix are considered to be more material from a reporting point of view. The material aspects are marked with red dots in the chart. The assessment is not science based.

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Stakeholder engagement and topics of interest

We are working continuously to improve our insight Into the topics of interest of the different stakeholder groups

Regulators
We provide information on possible impacts (environmental, social and financial) and work together to develop appropriate solutions.

Investors
We provide relevant, clear and value adding information. We actively engage in meetings and roadshows.

Customers
We seek feedback through surveys and meetings and work to provide information relevant to our customer's decision making.

Suppliers
We work with suppliers to develop better, more sustainable and affordable solutions that are 100% safe.

NGOs
We seek opinions of external opinion leaders on key issues to challenge our thinking and approaches.

Employees
We work to understand employee engagement, satisfaction and views through discussions and regular meetings.

Local communities
We engage to understand concerns and develop collaborative responses. Potential conflicts and violations are reported and followed up.



Regulator interest

Our impact on the local environment (lice, escapes, disease, loss) as well as sustainable feed composition and increasing seafood consumption.

Investor interest

Business risks related to lice, escapes and disease and our ability to generate value through our integrated value chain supported by innovative products.

Customer interest

Aspects that impact consumers directly (product innovation, quality and safety) as well as impacts on the environment and fish welfare (certifications).

Supplier interest

Aspects that impact their reputation linked to food safety and quality, open and transparent dialog.

NGO interest

Impacts on the local environment in particular with regard to lice management, escapes and disease, as well as sustainable feed.

Employee interest

Issues of direct relevance to the workplace (HSE), interesting opportunities and long-term employment, fish welfare and impacts on the environment.

Local community interest

Impacts on the local environment and the economic impact of our presence in the community.

09MH Integrated Annual Report 2015 MH Integrated Annual Report 2015 08 Appendix / PlanetAppendix / Planet Planet Sustainable and environmentally responsible development Appendix THE GLOBAL PICTURE - CLIMATE FRIENDLY FOOD PRODUCTION OUR EFFORTS Delivering continuous excellence means tackling environmental challenges in a holistic way. Our commitment to becoming 100% Aquaculture Stewardship Council (ASC) certified by 2020 has helped us to target improvements in key areas. As identified by hundreds of stakeholders involved in the development of the ASC salmon standard, including environmental NGOs, these areas include fish escapes, nutrient release, biodiversity, use of medicines and sustainable feed raw materials. As part of the ASC Salmon Standard we are required to be aware of salmon migration routes, the timing of out migration and basic information around stock status. In addition to environmental indicators, the ASC standard also includes numerous social indicators to ensure that salmon farming is undertaken not only in an environmentally but also a socially responsible manner. At Marine Harvest we understand the importance of raising the bar when it comes to the sustainability of the industry. Driving change demands collaboration, which is why, in 2013, Marine Harvest co-founded the Global Salmon Initiative (GSI) in partnership with 14 peer companies. This global sustainability initiative aims to make significant progress towards fully realizing a shared goal of delivering a highly sustainable source of healthy protein to feed a growing global population, while minimizing our environmental footprint, and continuing to improve social conditions. GSI now has a presence in nine countries worldwide, currently includes 12 different salmon farming companies and represents more than 70% of the industry globally. As an active member of GSI we contribute towards: - Developing best practices for sea lice management (biosecurity taskforce) - Sharing knowledge and experience with other partners on non-medicinal approaches to managing sea lice (biosecurity taskforce) - Evaluating alternative EPA and DHA-rich resources (feed and nutrition taskforce) - Sharing knowledge and experience with regard to ASC implementation (standards taskforce) - Discussing key sustainability indicators (standards taskforce) As part of our commitment we have participated in the Sustainability Report that is publicly available on the GSI website, which contains figures for several sustainability indicators, such as fish escapes, medicine use, wildlife interactions, and interactions with local communities. For more information on the key focus areas for GSI, please see: www.globalsalmoninitiative.org. We have also implemented the ten universal principles of the United Nations (UN) Global Compact, the largest voluntary corporate citizenship initiative in the world. The Global Compact encourages responsible business practices in relation to the environment, human and labor rights, and the battle against corruption. Fish farming is dependent on thriving aquatic ecosystems, which are particularly vulnerable to the effects of a warming planet. Rising ocean temperatures and ocean acidification are the two main threats our business may face due to climate change. We see our role in this context as being to act responsibly, transparently and proactively. From a climate change point of view, one of the most important components of our long-term strategy (up to 10-15 years) is to increase value chain control, to reduce risks, improve logistics and enable us to affect the life cycle footprint of our products. One of the potential long-term consequences of climate change is extreme weather conditions, and we are conducting studies to understand how our production systems can become more resilient to extreme weather. We also monitor continuously for potential new fish diseases and causes of mortality that may be linked to increased temperatures. One of our most substantial business decisions has been to build a green-field fish feed plant in Norway, to mitigate delivery risks, reduce the distance to our production facilities and potentially curb third- party-related climate risks and emissions. In 2015 we continued to take significant steps to address the challenge of climate change by: - Continuing and improving our GHG emissions disclosure by submitting data to the CDP, an independent non-profit organization that holds the largest worldwide database on corporate climate change. - Maintaining the feed conversion rate (FCR) at 1.12 (see section on Sustainable Feed). This means that we used approximately 150 gram less feed to produce one five kilogram salmon than we did only two to three years ago. Using less feed reduces consumption of raw materials and energy. - Switching from diesel to onshore electrical power to supply several sea farms in Norway. This way we obtain greener energy, less noise and lower maintenance costs. - Evaluating the introduction of a hybrid system at the Gorsten (Scotland) sea farm, which would use batteries to offset the use of diesel generators. Our analysis showed that financial savings and carbon emission reductions are possible using such hybrid systems. At the moment this project is moving towards the second stage of implementation. - Implementing major energy saving initiatives at our feed plant, including customized facilities and equipment powered by liquefied natural gas (LNG) and electricity, as well as heat recovery systems. In 2015 the feed plant added heat pumps to recover energy from cooling water. All these initiatives have resulted in a remarkable reduction in energy use per tonne of feed produced. - In Ireland we continued with our collaborative renewable energy research project for exposed seawater sites funded through the MaREI (Marine Renewable Energy Ireland) Research Centre and Science Foundation Ireland. Results to date indicated that significant energy savings on seawater production sites could be made by using a number of smaller scale renewable energy devices in conjunction with enhanced power management. In addition, investment in heat recovery systems at our processing plant in Rinmore has resulted in a reduction of LNG use per tonne of fish processed. - In Scotland we have been working with the Scottish firm Albatern to test their wave energy generation system. This system can be deployed in close proximity to farm equipment, potentially providing power to the farm and to other users. ESCAPE PREVENTION OUR EFFORTS Our goal is zero escapes. There is, however, no simple solution for achieving this goal. Only an integrated approach that continuously assesses and improves our operations and equipment will bring effective results. We have developed a comprehensive global standard on escape prevention and mitigation that has been rolled out in all our operations, both seawater and freshwater. Our standard establishes guidelines that enable our farming operations to address areas that influence the risk of escape incidents. The guidelines include training, equipment, operations, reporting and site-specific risk assessment. We have refined our global standard by initiating a gap analysis between the standard and our current practices. This exercise has allowed us to identify areas for improvement in 2015 and by the end of the year we began an online Escape Prevention Program in all Business Units. In 2015, we continued the information-sharing concept, comprising a summary of the main causes, corrective actions and recommendations following any escape incident. These escape information sheets were distributed to all our site managers and key people involved, ensuring that we share important learning points across our operations. In Scotland, we have as an example provided in-house containment training for all freshwater staff, while seawater staff have received a refresher course where appropriate. In addition, the Scottish Technical Standard (STS) to ensure all finfish farms in Scotland have the appropriate equipment and operational procedures to minimize the risk of escapes was completed and introduced throughout the industry in 2015. Compliance with the STS demands that the industry fulfils the conditions it lays down by 2020. To realize our ambition of zero escapes we need to engage proactively in the latest scientific and technological developments. Starting in 2014, we participated in a research project (FARMSALMTRACK – Mineral fingerprinting for tracing of escaped fish) in collaboration with peer companies, the Norwegian Veterinary Institute (NVI) and VESO (Veterinærmedisinsk Oppdragssenter AS). This ongoing project is aimed at establishing a tracking method based on trace mineral profiles in the scales of the fish. We believe this project will enable third-party identification of the origin of escaped salmon in the future. At Marine Harvest we understand the importance of raising the bar when it comes to the sustainability of the industry To realize our ambition of zero escapes we need to engage proactively in the latest scientific and technological developments

011MH Integrated Annual Report 2015 010 MH Integrated Annual Report 2015 Appendix / PlanetAppendix / Planet BIODIVERSITY OUR EFFORTS We are committed to developing our business in a way that safeguards the planet’s natural capital, including its biodiversity. We have taken a proactive role in several projects (see also the R&D section) that show our commitment to protecting biodiversity. In 2015 we once again paid due regard to critical, highly sensitive environmental areas, special areas of conservation (SAC) and/or special protected areas (SPA) in the vicinity of our sites. In Norway, we operate three sites in protected areas (two in region North and one in region West), and have additional sites located on the border of wildlife conservation areas. In Scotland, we operate eight sites located in special areas of conservation (SAC). In these areas, the primary features protected are reef habitats, which could be affected by organic deposition from our sites. Strategies to safeguard these important areas of biodiversity include a detailed pre-stocking consultation process and survey work to ensure that the predicted impact does not extend into areas of protected habitat. In addition, a number of our Scottish sites are in proposed Marine Protected Areas, and we are directly engaged in the consultation process that is ongoing with regard to the development of these areas. In Canada, 11 seawater sites border the Broughton Archipelago Provincial Marine Park (BAMP), which is home to several species of marine mammals including orcas, harbor seals, harbor porpoises and sea lions as well as several species of wild salmon. In addition, river otters, mink, coastal deer, black bears, bald eagles and other seabirds are common within the park’s boundaries. The average distance from our sites to BAMP is about 300 meters. Improvements to net strength and design have resulted in the complete removal of copper paint, greatly reduced sea lice numbers and the elimination of harm to seals and sea lions. In 2015 Marine Harvest Ireland had five seawater sites located within Special Areas of Conservation. These sites have several habitats listed on Annex I of the EU Habitats Directive, such as reefs, large shallow inlets, bays, tidal mudflats and sand flats. A further two seawater sites are located within five kilometers of SPAs designated under the EU Birds Directive. For all of these protected sites, we undertake annual monitoring of the benthic populations, resulting in a comprehensive database of seabed animals under and adjacent to our sites. This, coupled with careful feed management and site fallowing, will continue to ensure that our production does not negatively affect such areas. In Chile, we have six seawater sites that are located within 300 meters of Management Areas for Benthic Resources. All of them have been approved by environmental evaluation authorities and frequently provide environmental monitoring results to the National Fisheries Authorities to assure that all measurements comply with the regulations. Another strategy we use to tackle biodiversity challenges is to maintain an ongoing dialog with stakeholders, including NGOs, local communities, research groups and regulators. In this way, we are in a better position to understand stakeholder concerns and expectations. In 2015, we renewed our partnership with WWF Norway. Working together with WWF will continue to challenge us to advance our environmental performance. FISH HEALTH MANAGEMENT OUR EFFORTS Our goal is to rear healthy fish and maximize the welfare of our stocks. Our approach to good fish health management is to tend to our fish under conditions that satisfy their biological needs for food, clean water and space. We ensure that our fish receive the necessary nutrients for good health and welfare throughout their lives, and we continuously monitor water quality. Our fish are stocked at densities that safeguard their welfare, reduce health risks and enhance stock performance. Coordinated fallowing and synchronized production are integral components of our farming practices, which reduce biological risk. Biosecurity programs and veterinary health plans are integral to our operations, and all our sites are monitored continuously by fish health professionals. The OiE Aquatic Animal Health Code is used by the Veterinary Authority and/or Competent Authorities and is applied in each country Marine Harvest operates. This code sets standards for fish health and welfare, and for safe international trade in aquatic animals and their products. SEA LICE MANAGEMENT OUR EFFORTS We continuously strive to improve our approach to sea lice management and minimize the number of adult female lice at our sites, especially during the period when wild salmon smolt migrate down river to the sea. Our goal is to manage sea lice in an integrated manner and reduce the use of medicines, through the application of strategic, preventative and non-medicinal measures. We continue to develop and implement better management approaches, and we continue our process of sharing best practices for lice management between our operations. Fish Site Area Optimal nutrition Good fish welfare Diagnostics and surveillance Stress avoidance Minimum handling Vaccination Good smolt quality Safe transport Wellboat biosecurity Water quality management Biosecurity Dedicated and professional staff Disease prevention Biosecurity and veterinary health plans Contingency plans Record keeping Optimal stocking densities and final stocking densities Risk management Fallowing Synchronised production Regulations Zone management and firebreaks Fish health management in Marine Harvest Our R&D activities target innovative physical and biological methods to control lice. We respect the precautionary limits set by relevant authorities on the maximum number of lice per fish, but in some cases we find them difficult to achieve. Please see the article describing our sea lice strategy in the Integrated Annual Report. MEDICINE USE OUR EFFORTS With our strong focus on optimizing fish survival and preventing disease, licensed medicines are used only when absolutely necessary. Sea lice medicines are additional tools for managing infection and ensuring lice from farms do not impact wild salmonids. We use licensed antibiotic medicines only when fish health and welfare are at risk from bacterial infection. We do not treat our salmon prophylacticly. SUSTAINABLE FEED OUR EFFORTS To ensure Marine Harvest remains a frontrunner with regard to environmental responsibility, we prioritize the sourcing of sustainable feed ingredients, and work hard to utilize the feed as optimally as possible in our fish farms. Furthermore, feed and feed raw materials must always comply with the legal requirements in the jurisdictions in which we operate. These requirements may change over time and we will adapt accordingly. For example, feed antioxidants are currently undergoing a reauthorization process in the EU. Over the past ten years the salmon industry and we have been able to reduce our dependence on marine raw materials (fish meal and fish oil) in salmon feeds, cutting their use by 50%. This has been possible due to a significant substitution of marine ingredients with vegetable-based materials in salmon diets, and the use of high- quality by-products from poultry in Chile and Canada. However, such an improvement brings new challenges, including the use of sustainably sourced vegetable-based materials and a continuous effort to source marine ingredients from responsibly managed fisheries. We are committed to feeding our salmon the best available raw materials that will result in optimal health and welfare, and minimum environmental impacts. This ambition applies to both our external feed suppliers and our own in-house feed production. In 2014 we opened our first feed plant in Bjugn, Norway. In 2015 it was decided to build a new feed plant in Scotland. In-house feed production makes To tackle biodiversity challenges we aim to maintain an ongoing dialog with stakeholders, including NGOs, local communities, research groups and regulators

013MH Integrated Annual Report 2015 012 MH Integrated Annual Report 2015 Appendix / PlanetAppendix / Planet it easier for us to control the feed raw materials and makes us more flexible. Marine Harvest Fish Feed delivers feed to most of our farms in Norway, including ASC certified farms, in compliance with the feed requirements of the ASC standard and our own Sustainable Feed Policy. Our sustainable feed policy applies to both internally and externally sourced feed. In 2015 there was a challenging market situation for fish meal and fish oil, because catches in Peru were low due to this year’s El Niño. Despite this situation, Marine Harvest Fish Feed obtained more than 80% of its marine resources from sustainable sources, as defined in our policy. The percentage of marine oils derived from fish trimmings that were used in Marine Harvest’s feed products increased from 5% in 2014 to more than 12% in 2015. This was mainly due to the use of salmon oil, which is a by-product from our own processing. Salmon oil is locally available, fresh, safe and of high nutritional quality. The introduction of this ingredient into our feed eases the pressure on fish oil from limited wild-caught stocks, and reduces our carbon footprint, due to decreased logistics/ transport. This is an example of our willingness to innovate, and our constant quest for more effective and sustainable feed raw materials. Salmon oil has been used for only some of our feed production in Norway in 2015. All soy proteins used by Marine Harvest Fish Feed in 2015 were sourced from ProTerra certified sources. ProTerra certification means the suppliers can document ethical, socially responsible and sustainable behavior throughout the logistic chain. In addition, ProTerra certification documents that non-GM seed has been used. Our Global Sustainable Feed Policy 1. All ingredients used in salmon feed (marine and non-marine) should have a traceability system in place. 2. Marine raw materials should not originate from IUU (Illegal, Unregulated and Unreported) catches or from fish species classified as endangered (red list) by the International Union for the Conservation of Nature (IUCN). 3. Marine raw materials processed from whole fish should be sourced from suppliers who adhere to responsible fishery management practices (MSC and/or the IFFO RS scheme and/or achieve Fish Source scores ≥6 in all categories and ≥8 in the biomass category). More information on Fish Source Scores can be found at www.fishsource.com. 4. Marine Harvest supports efforts to increase purchases of sustainably sourced vegetable raw materials, e.g. soymeal certified under the Roundtable for Responsible Soy (RTRS), ProTerra or equivalent. 5. When expanding the portfolio of non-marine raw materials used in our feed, we will continue to support the inclusion of ingredients that originate from verified sustainable sources. All palm oil, if used in our feed, should come from certified sources such as the Roundtable on Sustainable Palm Oil (RSPO) or equivalent. 6. Feed suppliers should be, as a minimum, GlobalGAP certified by an accredited certification body. Marine Harvest is continuously searching for new sustainable ingredients. One of the key elements in this regard is to develop alternatives to fish oil. Fish oils are currently the only source for the marine omega-3 fatty acids (EPA and DHA) used in the diets to fulfil the nutritional requirements for the salmon as well as maintaining salmon as a healthy product. We believe the coming years will be key to finding alternative EPA and DHA-rich souces that could further reduce our dependence on fish oil. We believe our collaboration with suppliers, our partnership in the algae-project CO2BIO in Norway, as well as involvement of our own research and development faciities will generate new knowledge, that will translate into more sustainable feeds and increase the flexibility with respect to feed raw materials. We aim to go beyond "business as usual". Our ambition is to achieve transformational change. As such, we actively engage in global sustainability initiatives. In 2015, our Feed operation has been working closely with the ASC to develop and implement the ASC Feed Standard. This dialog aims to develop an ASC Responsible Feed Standard that will set out the requirements for the aquaculture feed industry to operate on a more environmentally sound and socially responsible basis. Our feed organization has contributed with their expertise on marine ingredients. Until this new ASC feed standard is in place, we will comply with the feed requirements in the ASC salmon standard. Marine Harvest requires GlobalGAP certification from all our feed suppliers and Marine Harvest Fish Feed received their Global GAP certificate in 2015, as planned. The amount of environmental pollutants in today’s farmed salmon is decreasing. It is already far below the levels approved by food and health authorities, and well below the levels detected in most wild fatty fish. Nevertheless, we continue to work to further reduce the amount of environmental contaminants entering our fish feeds through marine ingredients by cleaning fish oils of North Atlantic origin, and using other, intrinsically cleaner, sources, e.g. fish oils from South America. In 2015 all North Atlantic fish oil and a proportion of other fish oils used by our own feed operation were cleaned. In this way, we eliminate persistent organic pollutants from the environment and the food chain (please see the Product section (Food Safety) for more information). The amount of environmental pollutants in today’s farmed salmon is far below the levels approved by food and health authorities, and well below the levels detected in most wild fatty fish

015MH Integrated Annual Report 2015 MH Integrated Annual Report 2015 014 Appendix / ProductAppendix / Product Appendix Product Delivering healthy and tasty food to customers and consumers PRODUCT INNOVATION OUR EFFORTS Since 2012, our ambition has been to become a leading integrated protein provider of healthy, sustainable food from the ocean. We aim to be an efficient producer of value-added salmon products, meeting customer expectations with high quality products that are tasty and convenient. As the market today is immature compared to other protein sources, our goal is to bring down consumer barriers to preparing salmon in their own kitchens. Our ambition is to be proactive; helping the consumer realize salmon’s potential as a main ingredient in different meals. Our goal is to change the industry by continuously innovating our products, concepts and packaging. Europe The ambition for Marine Harvest Consumer Products, our value adding seafood processing unit in Europe, is to be the seafood category leader, with strong focus on quality, innovation, brand building and excellence in customer service. Our presence in many countries means our customers have a dedicated, single point of contact to serve them with our full product range. To create an effective link between production and the market, the role of product category manager has been strengthened. To better serve our customers, we offer services tailored to the different market channels; Retail, Food Service and Industry. In the European market, our sales to the different market channels in 2015 were as indicated in the graph on the following page. Retail From our large value-added seafood processing plant in Ustka, Poland, we are well placed to offer quality products at competitive prices to the retail channel. The size of the plant in Ustka helps us achieve economies of scale in our value-added processing. Our other added value plants in Benelux, France, Germany and Scotland continue to supply the market with an impressive product portfolio, consisting of established products and specialties. We are well set to serve the customer’s needs in terms of taste, convenience, nutrition and sustainability. We produce a full range of products, including cold and hot-smoked salmon, gravadlax, fresh and frozen salmon portions, frozen salmon delicatessen, as well as ready-to-cook and ready-to-eat products. We also offer value- added products made from species such as cod, pangasius, Alaskan pollack, redfish, plaice, haddock and shrimp. Food Service Although our main focus of growth has been the retail sector, particularly with respect to the plant in Ustka, we are now also focusing heavily on utilizing our extensive sales and distribution network to grow in food service sales. We continue to track global food trends to ensure delivery of new recipe innovations in combination with optimal functional packaging to our customers. USA Salmon consumption in the USA is low measured by frequency and penetration1. An important barrier is that few retailers in the USA carry fresh salmon in their stores. Marine Harvest is working to make salmon products more widely available, and in that way grow the market. One example is our new skin-pack, which was launched in Walmart in 2015. Since the concept of skin-packed seafood is new to our customers, we have designed a brochure that explains key selling features of the technology, as well as the health benefits of salmon. This booklet is a tool to teach store managers more about the product, its handling and how to answer consumers’ questions about the product. We have also created www. thesalmonkitchen.com, where consumers can find recipes and learn just how simple it is to prepare fish. Each skin-pack item is labelled “Fresh Never Frozen” and carries the URL to our site. In addition to new products, we are continuing to develop our existing brands. During its first full year in the market, Rebel Fish, our skinless microwavable range, has shown staying power throughout the USA. Our Rebel Fish products Frequency measures the number of times per year salmon is eaten, while penetration measures the percentage of the population eating salmon in a year. 1 VALUE ADDED SALES BY MARKET CHANNEL IN EUROPE Further elaborated products equals smoked, MAP, coated and specialty products for all species. Fillets and portions does not include A and B trim fillets. Fillets/portions Further elaborated VALUE ADDED PRODUCT SALES % PER REGION 2015 41%40% Europe America Asia Other 4% Industry 77% Retail 14% Distributors 6% Food service are particularly appreciated by health-conscious consumers who value the convenience of the product. Because of this, it was decided this year that nutritional values should be featured. Icons have therefore been created for use on packaging and promotional material for Rebel Fish. The response has been very positive from consumers and retailers alike. In 2015, we focused on developing brand awareness through demonstrations at health and fitness expos, sponsoring charitable events and through social media platforms. Our fan base and demand for Rebel Fish continues to grow. Even though a brand has been in the market for decades, it still requires continuous adaption to safeguard growth. Established in 1978, Ducktrap River of Maine has been relentlessly committed to premium quality standards and a traditional, all-natural smoking process, which has helped set Ducktrap’s smoked products apart from its competitors. Ducktrap is dedicated to quality at all stages. Through the use of traditional smoking techniques, Ducktrap combines the natural flavor of custom-brining recipes with the savory smoke from local apple, cherry, maple and oak woods. From its production facility in Maine, the Ducktrap brand has a strong foothold east of the Mississippi to Chicago, and along the entire East Coast. Ducktrap also has a growing presence in the West Coast and Rocky mountains, with smoked Sockeye being one of the fastest growing items. At Ducktrap, we produce a wide variety of smoked seafood products, ranging from cold-smoked Atlantic salmon to hot-smoked fresh water Rainbow Trout, hot-smoked Scottish Mackerel, and a variety of smoked shellfish and pates. Ducktrap is strong both in the retail and food service sectors, with an experienced sales force covering the entire USA. Ducktrap is considered a premium brand, and is sold mainly in high-end, all-natural retail stores. Towards the end of 2013, we doubled capacity at the plant, and this has allowed for additional growth. Ducktrap is SQF level 3 certified, and recently became Circle K Kosher certified. Through continued focus on our core values, we anticipate strong growth in sales of Ducktrap products also going forward. Asia The potential for salmon in Asia is huge; the challenge is how to capture this great opportunity. As every market is different with respect to conducting business, culture and eating habits, we differentiate our marketing strategies within Asia. Knowledge of the culture and consumer preferences is the key to introducing customized salmon products. Instead of selling a generic commodity, our focus on marketing is helping consumers realize salmon’s true potential. In Asia, salmon has mostly been consumed within the segment “fine dining”. Japan is a prime example of this, and the country has long been the most important salmon market in Asia. The Japanese market is highly sophisticated, with strong traditions requiring specialized products. 11% 37% 9% 9%7% We aim to be an efficient producer of value-added salmon products, meeting customer expectations with high quality products that are tasty and convenient

017MH Integrated Annual Report 2015 016 MH Integrated Annual Report 2015 Appendix / ProductAppendix / Product We develop products to match Japanese requirements, based on our high-quality raw material. Japan is the first market where Mowi has been introduced. For Japanese customers who desire a tasty and exclusive product, Mowi’s attractive appearance and heritage confirms the salmon’s high quality. A two-minute film has been produced, in addition to posters, giveaways, brochures, banners, newspaper ads, etc. These marketing materials have been very well received by Japanese consumers. In Asia, we are also aiming to reach out to a broader audience. Building on identified consumer trends, we launched Supreme Salmon in Taiwan in 2013. Supreme Salmon is a retail brand for fresh salmon, and in order to build awareness and gain a better understanding of the consumer, we have also opened our own Supreme Salmon flagship restaurants. This is helping us understand local consumer needs, and gives us valuable input for our product development efforts. RELIABLE CUSTOMER SERVICE OUR EFFORTS Marine Harvest’s performance depends largely on our ability to both attract and retain customers. We do this by continuously meeting the customers’ changing needs and preferences. Dialog and respect are fundamental for reliable customer service. We have to deliver on the customers’ expectations and make sure that the concerns they raise are being dealt with. Ensuring that we supply our customers with food that satisfies their requirements is essential. We need customers to have confidence in Marine Harvest as a company, and reliability is an integral part of our value “Trust”. Our global quality management standards ensure that we all operate in a uniform manner, that we share and implement best practices through the establishment of Group operating standards, and that we all act in a responsible way. HEALTHY SEAFOOD OUR EFFORTS The health benefits of seafood in general, and oily fish like salmon in particular, have been widely documented in recent years. For this reason, health authorities around the world advise people to consume oily fish. In 2014 the health authorities in Europe (EFSA), the USA (FDA) and Norway (Norwegian Scientific Committee for Food Safety, VKM) recommended increased consumption of fish and fish products. In 2015 the USA’s Health and Human Services (HHS) and Department of Agriculture (USDA) published new Dietary Guidelines for Americans (DGA). The 2015-2020 DGA recommendation is that Americans should eat at least 240 gram (8 oz) of seafood per week, while pregnant and breastfeeding women should eat 240 to 360 gram (8 to 12 oz) per week. The DGA is very specific about the role seafood can and should play in improving the health of the American population, noting that a shift is needed within the protein foods group to increase intake of oily fish, such as farmed salmon. To guarantee that our salmon is healthy, tasty and rich in essential nutrients we track the raw materials used both in our own and third-party feed production. For the most important nutrients like omega-3 fatty acids (EPA+DHA), vitamins B12, E and D, and the minerals selenium and iodine, the health profile of our salmon is monitored to ensure that we meet our own strict standards. In 2014, as the first global salmon producer, we decided to start cleaning all relevant fish oils used in our salmon feed. The cleaning of fish oils was implemented at our feed factory in Norway in 2015. Although the amount of environmental pollutants in farmed salmon is declining, and is not only far below the levels approved by food and health authorities, but also well below the levels detected in most wild fatty fish species, we wanted to remove remaining environmental pollutans. SAFE SEAFOOD OUR EFFORTS The safety of our consumers is Marine Harvest’s top priority. Non-compliance with food safety standards could result in serious adverse consequences for our consumers and our business. There are three main areas for potential food safety hazards in salmon production, which must be monitored and controlled to ensure safe food and compliance with food safety standards. These are environmental contaminants, bacteria, medicine use and medicine residues. The new 2015- 2020 Dietary Guidelines for Americans recommend that, in general, people should eat at least 240 gram (8 oz) of seafood per week, while pregnant and breastfeeding women should eat 240 to 360 gram (8 to 12 oz) per week Environmental contaminants Bacteria Medicine use and medicine residues – Traces of environmental pollutants like PCBs, dioxins and heavy metals. – Widely distributed in nature. – Salmon take in such contaminants mainly from wild-caught fish meal and fish oil used in salmon feed. – Salmonella, Campylobacter, Yersinia and E.coli are the most well-known food-borne bacteria. – Rarely found in seafood. – Listeria monocytogenes is the most likely food safety risk in salmon products. Listeria is not found naturally in salmon, but fish may become infected through contaminated water or inadequate processing hygiene. – Medicines may be used in feed or bath treatments. – To control sea lice or for treatment of infectious diseases if fish welfare is at risk of being compromised. – Treated fish can only be harvested when the withdrawal period set by the relevant authorities has passed and testing has proven that the product is safe. Our efforts As a leading salmon processor, we have developed comprehensive surveillance programs to monitor desired and undesired content in feed and fish. At Marine Harvest Fish Feed we have devoted extensive resources to assessing risk and to evaluating and approving suppliers and raw materials for fish feed production. We continued our comprehensive monitoring and control program for raw materials and fish feed in 2015. During 2015 we have continued to conduct audits to approve suppliers. Eight raw materials suppliers were audited to verify compliance with our standards last year. New suppliers are evaluated and approved before deliveries are allowed, and new raw materials are evaluated and approved for use before they are purchased. Our efforts Bacteria like Salmonella, Campylobacter, Yersinia and E.coli, well known from other food products, are not common bacteria of fish, and are thus seldom found in seafood. A possible food safety risk is Listeria monocytogenes (LM). Marine Harvest works hard to prevent Listeria contamination in our products, both to ensure the safety of our own ready-to-eat products and to ensure that fish sold to commercial customers for onward processing is risk-free. Increased consumption of raw salmon has made it even more important to fully control this potential risk. Strict limits are also set by food safety authorities, e.g. in the USA, where the FDA limit for the presence of LM in a product is 0 ("zero"). To ensure compliance with these requirements is demanding for employees and our manufacturing facilities. In 2015 a new Hygiene Manual for Marine Harvest was published. This best practice hygiene manual sets out the required hygiene standards for all our processing units. Hygienic design of production equipment is also covered in this manual. The hygienic design of buildings and equipment is crucial to enable proper and efficient cleaning, and to avoid growth of Listeria biofilms that can cause contamination of the product. In 2015 meetings were held with several key suppliers to address hygienic improvements. In the past year we have also been working to identify chemical and mechanical mitigating agents that we could use at the end of the production process as a supplement to our general hygiene measures to ensure a safe product. In December 2015 Morpol, Utska, opened its newly upgraded production facility. The unit’s already strict food safety regime has now been taken one step further. Our efforts Just like humans and other animals, our fish can become ill. We vaccinate young fish for bacterial and viral diseases. Vaccines have reduced the need for antibiotics to a minimum in most farming regions. In recent years, no antibiotics have been used in our operations in Norway or the Faroe Islands. Our fish health management is designed with an emphasis on disease prevention and fish welfare, and to limit any potential spread if fish get sick. Our fish health professionals use medicines only when other measures are not sufficient, or when animal welfare may be compromised. The insufficient protection offered by today’s vaccines against SRS has led to more use of antibiotics in the Chilean industry over the last few years (please refer to medicine use in the Planet section). Any prescription is signed by a certified veterinarian/fish health professional, and the approval process is strictly controlled by the relevant authorities. We comply with the medicine withdrawal periods set by the respective authorities at the end of any treatment. In addition to the statutory testing performed by the authorities, we do our own monitoring to verify and document to our customers that the end-product is safe. Applying medicine withdrawal periods and a comprehensive test program if medicines are used, ensures that all our products are safe.

019MH Integrated Annual Report 2015 018 MH Integrated Annual Report 2015 Appendix / ProductAppendix / Product QUALITY SEAFOOD OUR EFFORTS We work hard to deliver high-quality seafood to our customers and consumers. To help us do that we have established the Group Quality System, Qmarine. Qmarine is Marine Harvest’s global system for ensuring that we operate in a consistent way throughout the Group. Qmarine standards are Group policies, best practices and required approaches within the areas of Profit, Planet, Product and People. Employees comply with Qmarine standards by following local routines and procedures. All our operations must comply with a minimum set of third-party verified certification schemes addressing food safety, environmental responsibility, social responsibility and fish welfare. For farming units (freshwater and seawater farms) we require Global GAP or GAA/BAP. They must also achieve ASC certification by 2020. Processing facilities (primary or secondary processing) must comply with a GFSI-recognized food safety scheme for food manufacturing (e.g. SQF, BRC, IFS, ISO22000+ FSSC, GAA/BAP processing standard). Chain of Custody certifications must be achieved, as required by Global GAP, GAA/BAP and ASC. At Marine Harvest Fish Feed, a complete traceability system has been implemented. This system enables us to trace the origin of all feed ingredients and the feed manufacturing process history, from finished feed back to the origin of the raw materials. To make sure we constantly improve the quality of our products we have implemented a global key performance indicator (KPI) structure. In combination with monthly global quality network meetings, a monthly review of the KPIs helps direct resources to areas where additional attention is needed.

020 MH Integrated Annual Report 2015 Appendix / People

Appendix

People

Providing safe and meaningful jobs

WE SUPPORT

The UN Global Compact is a strategic policy initiative for businesses that are committed to aligning their operations and strategies with ten universally accepted principles in the areas of human and labor rights, the environment and anti-corruption. By doing so, business, as a primary driver of globalization, can help ensure that markets, commerce, technology and finance advance in ways that benefit economies and societies everywhere.

PEOPLE - OUR MOST VALUABLE ASSET

OUR EFFORTS

We want to attract skilled employees who are passionate about establishing Marine Harvest as a leading integrated protein provider. To do so, we need to be seen as a trusted and professional employer that ensures our people are protected and rewarded. We believe one of our competitive advantages is our ability to offer meaningful and challenging responsibilities in a good working environment throughout the organization. We aim to be open and transparent, and we continue our efforts to integrate the Ten Principles of the United Nations Global Compact into our business strategy, culture and day-to-day operations.

Fair employment

We are committed to fair employment practices, a commitment embodied in our Code of Conduct and in our values. Our activities are conducted without discrimination and each employee is treated as an individual.

Fair compensation

Wherever we operate, we comply with that country's laws on compensation, and no employee is paid less than the official national minimum wage. Our personnel review system and the presence of labor unions ensure all employees are compensated fairly. Generally, our base starting salary is set above the national minimum wage in order to attract competent people to our organization. We aspire to comply with the Employment Protection Acts in the country where we operate with regards to hours worked and overtime.

Freedom of association

We recognize that all employees are entitled to freedom of association, including the right to engage in collective bargaining. The number of employees who are members of labor unions and participate in collective bargaining agreements varies from country to country, from zero in Ireland and Scotland to almost all employees at our processing units in continental Europe. Approximately 30-35% of our employees are covered by collective bargaining agreements (an exact figure is unavailable due to legal restrictions). Approximately 98% of our employees have employment contracts. The type of contract we use depends on the legal requirements in the country where we operate, but in most countries we use offer letters. In the USA, approximately 50% of our salaried employees have offer letters. Going forward, all employees in the USA will receive a written offer.

Diversity and equal rights

We strive to attract a diverse workforce and provide equal opportunities. We aim to conduct our activities without discrimination, and value everyone as an individual. Our recruitment efforts include offering apprenticeships to young employees, training, promotion and development opportunities. We also aim to attract female employees to all levels in our organization. Within the Group there are some differences with regard to the benefits to which permanent and temporary employees are entitled, due to the number of hours worked. As a minimum, we comply with each country's employment laws.

Develop and engage

As part of our efforts to be an attractive employer, build competence and share best practices, we offer exchange programs and opportunities to learn through our global database "Marine Harvest Academy". In Canada, we have an agreement with Vancouver Island University and have developed our own educational program, "the Marine Harvest University". In 2015, we launched our global database "People@Marine Harvest" (Oracle HCM) where best practices and key figures are shared between our entities. By ensuring consistent, transparent and efficient reporting, the database will help us align our people processes.

Global employee survey

In 2014, we performed a global employee survey to assess our working environment, employee commitment and empowerment. The survey results show that people believe strongly that they have the authority to carry out their jobs; they have the resources and training needed to do their job well, and fully intend to stay with Marine Harvest. During 2015, we followed up the results of the survey, discussed measures to be taken and pursued areas for improvement.

MH Integrated Annual Report 2015 Appendix / People 021

NUMBER OF EMPLOYEES (FTE)

		2015 Permanent	Temporary	2014 Permanent	Temporary	2013 Permanent	Temporary
Fish Feed	**Male**	**57**	**4**	**52**	**—**	**7**	**—**
	Female	**21**	**1**	**16**	**—**	**3**	**—**
Farming Norway	Male	1 094	77	1 186	281	1 020	77
	Female	274	60	288	70	263	95
Farming Scotland	Male	505	41	461	43	486	12
	Female	73	2	59	2	48	4
Farming Canada	Male	391	—	355	—	321	—
	Female	88	—	90	—	67	—
Farming Chile	Male	711	77	641	89	448	41
	Female	233	75	217	74	88	10
Farming Ireland	Male	116	71	125	89	124	64
	Female	15	24	15	25	16	24
Farming Faroe Islands	Male	27	2	26	2	23	3
	Female	4	1	—	—	3	1
Farming	**Male**	**2 844**	**268**	**2 794**	**504**	**2 422**	**197**
	Female	**687**	**162**	**669**	**171**	**486**	**134**
Consumer Products	Male	2 113	808	1 917	620	1 937	625
	Female	2 860	723	2 645	663	2 774	764
Markets Europe	Male	111	1	66	3	74	—
	Female	54	—	25	1	48	—
Markets America	Male	135	136	131	94	116	67
	Female	82	108	58	89	78	66
Markets Asia	Male	518	89	422	173	356	51
	Female	470	112	377	138	324	72
Sales and Marketing	**Male**	**2 877**	**1 034**	**2 536**	**890**	**2 483**	**743**
	Female	**3 466**	**943**	**3 105**	**891**	**3 223**	**902**
Corporate/other	**Male**	**65**	**—**	**66**	**—**	**60**	**—**
	Female	**25**	**—**	**21**	**—**	**16**	**—**
Marine Harvest Group	**Male**	**5 843**	**1 306**	**5 448**	**1 394**	**4 972**	**940**
	Female	**4 199**	**1 106**	**3 811**	**1 062**	**3 728**	**1 036**
Marine Harvest Group	**Total**	**10 042**	**2 412**	**9 259**	**2 456**	**8 700**	**1 976**

The increase in the number of employees in Chile from 2013 to 2014 is largely attributable to the consolidation of Acuinova.
The portion of self employed workers is not significant.

022 MH Integrated Annual Report 2015 Appendix / People

Four bright lamps and one lighthouse - our common guide for behavior

ONE COMPANY - LIGHTING THE WAY

OUR EFFORTS

Our vision, "Leading the Blue Revolution", gives direction and outlines possibilities. Our global values "Passion", "Change", "Trust" and "Share " inspire us to act in the right way, and they are key enablers for reaching our goals. Our leadership principles provide an important guide for managers' behavior. Success depends on all of us, but it depends even more on our leaders, and we want them to know what is expected of them.

We encourage our employees to develop and increase leadership abilities As part of this, we offer job exchange opportunities across Business Units, as well as complete leadership programs. Marine Harvest Chile is conducting a leadership training program with University of Chile (Universidad de Chile), that has been attended by 139 of our employees. Our leadership principles were included in the 2015 version of the program.

Building a strong corporate culture that encourages performance and mitigates risks by integrating our vision, values, leadership principles, global policies, guiding principles and Code of Conduct in our day-to-day work is "The Marine Harvest Way". This is the means by which we will achieve our "One Company" goal. We ask for personal engagement and commitment from all our employees, and we actively share our experiences and results - we believe we can make a difference if we all work together.


Trust
Passion
Change
Share

MH Integrated Annual Report 2015 Appendix / People 023


Trust

Trust is not something you do. It is something you earn by doing things right

ETHICAL BUSINESS CONDUCT - KEEPING STANDARDS HIGH

OUR EFFORTS

Marine Harvest is committed to high ethical standards in our business conduct worldwide. Our Code of Conduct guides what we do and say each day, and is a useful tool when setting priorities and making decisions. When in doubt, it provides direction and guidelines, and clarifies where we draw the line. The Code of Conduct sets the standards of behavior which we can expect from one another, and which external parties can expect from us. Each employee is expected to make the Code a personal commitment and most of our employees are trained and tested annually in the Code of Conduct. Following the Code is an important element of our ability to engender trust, and is an integral part of "The Marine Harvest Way". The complete Code of Conduct is available at www.marineharvest.com.

The Code of Conduct also includes topics on whistleblowing, anti-fraud and anti-corruption, financial reporting as well as regulatory compliance. Our Group-wide policies, including anti-fraud and anti-corruption policies, are discussed with local management teams as part of our risk management, internal control and governance processes. Our internal audit function, which is outsourced to PwC, also has a specific focus on fraudulent and unethical behavior.

We believe that openness and good communication promote a better culture. Our whistleblower channel facilitates the reporting of concerns about potential compliance issues, with regard to both laws and regulations and our own Code of Conduct, in the areas of environment, human and labor rights, equality and diversity, health and safety, business ethics and anti-corruption, conflict of interest and professional behavior. The whistleblower channel is managed by an independent third party, PwC, and all notifications are handled confidentially. The follow-up of relevant notifications is discussed at regular Risk Management Team meetings.

Marine Harvest Chile has developed an Ethics Management System to identify, prevent and address any issues that may damage the image, reputation and sustainability of our Chilean organization. As part of this prevention model, Marine Harvest Chile made the Corporate Integrity channel available to our Chilean employees in 2015. This is a communication channel to make inquiries and report situations related to ethical topics. Concerns are handled confidentially by an ethics advisor, who will investigate and report to an internal ethics committee. The complete prevention model also includes a workshop program for all our employees, with the objective of reinforcing our Code of Conduct, leadership principles and use of the integrity platform.

024 MH Integrated Annual Report 2015 Appendix / People

The BrainSafe model distinguishes between controllable and non-controllable elements. Our global training has focused on “my life” - the elements that every person can control and/or influence

EMPLOYEE HEALTH AND SAFETY

OUR EFFORTS

We foster a strong safety culture, in which our employees take responsibility for their own safety as well as the safety of their colleagues. Experience shows that many incidents are caused by a lack of attention. In order to achieve our safety vision of zero injuries, we utilize a global safety program, BrainSafe. BrainSafe is a psychologically based safety process designed to empower our employees to take control of their own safety. We believe the best results can be achieved through a holistic approach encompassing all areas - person, environment and practice - but with the most crucial element being the employees and their safety mindset. Safety must be the top priority in the minds of all our employees, as we all want to go home safely at the end of the day.

New employees are required to attend BrainSafe training sessions, and training is also provided to selected contractors and suppliers. BrainSafe material is made available to all employees, and refresher courses and workshops are held to reinforce and sustain the lessons learned during training. We incorporate BrainSafe principles into all of our safe work practices and communications. BrainSafe posters are placed prominently in the workplace, visible to all employees. Incidents are reported as part of the monthly HSE bulletin.

We work systematically through guidelines, procedures and processes to mitigate and respond to work-related injuries, occupational health issues, accidents and fatalities. Processes to ensure that we learn from mistakes and from reported deviations from our health and safety targets provide us with an increased awareness, and enable us to address the root causes of the challenges we face in our operations.

We measure our progress in the area of safety through the key indicators lost-time incidents (LTI) per million hours worked, as well as the rate of absenteeism. Both indicators are followed up monthly, at operational review meetings and by the Board as part of its monthly report review. LTIs are reported in three categories of seriousness - low, medium and high. Incidents are reported both for own employees and for subcontractors. All incidents are analyzed for cause and for potential learning, and we take preventive measures where possible to counteract these risks. Safety targets are included in the bonus agreements for all senior managers.

The main categories of injuries in our operations are cuts, pinches, impacts, compression, slips, trips and falls. In our farming operations, diving represents the most serious hazard. To ensure divers safety, our divers must complete a diving project plan, detailing the purpose of the dive, evidence of employer liability insurance, a hazard/risk assessment and the equipment to be used. They must also be suitably qualified and experienced and provide diving certification, log books, medical certificates and first aid certificates.

We have a number of initiatives, including a stress-management program, in an effort to reduce the level of sick leave. Our efforts also include systematic competence development, job rotation and alternative work schemes where appropriate.

We depend on our Business Units for consistent reporting of HSE key figures. We share best practices through our global health and safety network. Meetings are held regularly to ensure a common understanding of key-figure reporting, and to benchmark and follow up on key indicators. Some of our Business Units have taken a step further. Marine Harvest Chile, for example, has certified its health and safety (H&S) management system through DNV. Marine Harvest Chile has also launched a development program co-funded by the government, with the goal of harmonizing the company’s H&S management system with 18 of its critical suppliers.

BrainSafe


Person
Environment
My Life
Practice

MH Integrated Annual Report 2015 Appendix / People 025


Share

Sharing is taking responsibility

COMMITMENT TO LOCAL COMMUNITIES

OUR EFFORTS

Social responsibility, ethical behavior and sustainability are at the heart of our corporate culture. In compliance with the ASC standard we are required to meet with local communities to share and discuss our local farming operations. In Canada, First Nation consultations are carried out to discuss changes to our operations in line with legal requirements. We aim to maintain good relations with the local communities in which we operate, and we are committed to helping in their development by supporting local schools, sports and cultural initiatives. Our aim is to help young people become good citizens, who give back to their local communities and thereby build a circle of progress in the area. Our social contribution is broader in Chile, with a focus on community projects where we work even more closely with communities to promote and improve the quality of life. The tables below summarize our support to local communities, as well as organizational taxes paid in 2015.

ORGANIZATIONAL TAXES PAID 2015	NOK MILLION
Norway	384.7
Scotland	66.3
The Faroe Islands	54.9
Canada	36.5
Japan	25.4
USA	24.0
Ireland	12.2
Poland	6.5
Netherlands	4.1
Hong Kong	2.1
Singapore	2.0
Italy	1.1
South Korea	1.1
Spain	0.9
Belgium	0.6
Taiwan	0.1
France	-0.1
Chile	-2.9
Netherlands	-8.2
Total organizational taxes paid	**611.3**

The list excludes countries where we are not in a tax position due to historic losses.
The figures include paid tax, withholding tax and tax refunds.

SUPPORT TO LOCAL COMMUNITIES IN 2015	NOK MILLION
Norway	11.6
Scotland	1.5
Canada	1.5
Continental Europe	1.3
Chile	1.2
USA	0.6
The Faroe Islands	0.3
Ireland	0.2
Total support to local communities	**18.2**

The list in based on the main countries or regions where we operate. The figures include contributions to charities, various community projects and social programs.

026 MH Integrated Annual Report 2015 Appendix / People

MH Integrated Annual Report 2015 Appendix / People 027

Passion

Passionate people drive achievement. Passion is the key to our success

AWARDS AND RECOGNITIONS RECEIVED

OUR EFFORTS
A revolution does not occur by itself, we need to make it happen. We strongly believe that together we can make a difference. We take pride in Marine Harvest - our products, our jobs and our colleagues. Passionate people transmit energy and inspiration, and make us go the extra mile.

Marine Harvest rewards employees and teams that stand out for their achievements, for taking care of people, for complying with objectives and for years of long-service with the Company. Sometimes our efforts are also recognized by our stakeholders, which is always highly appreciated throughout the organization.

Change

Change is the new "normal" - we are ready for change and are working continuously to improve our operations

TAKING THE LEAD

OUR EFFORTS
The seafood industry is undergoing constant change, and we aim to play an important role in this development by leading the way through innovation and responsibility. Our resarch and development and sustainability activities help us solve operational challenges and find solutions for both our Company and for the industry in general.

By leveraging the expertise of our dedicated and knowledgeable employees, and by encouraging global cooperation between team members, we facilitate the exchange of ideas and new ways of thinking.

028 MH Annual Report 2015 Appendix / GRI index

Appendix

GRI index

Profit
Ivan Vindheim,
Chief Financial Officer

Planet and Product
Øyvind Oaland,
Global Director R&D

People
Anne Lorgen Riise,
Global Director HR

GRI Index - 'in accordance' with the G4 Core requirements
The GRI (Global Reporting Initiative) Index provides an overview of the G4 Standard Disclosures based on the selections made by the Group.

GRI's Standard Disclosures, both general and specific, are comprised of disclosure requirements. The General Standard Disclosures applies to all reporting organizations depending on the chosen 'in accordance' level. The Specific Standard Disclosures are selected with regard to the materiality principle. In order to report 'in accordance' with the Core requirements Marine Harvest has answered each of the disclosure requirements for the required Standard Disclosures. Only in exceptional cases, if certain required information has not been possible to disclose, accepted reasons for omission have been applied.

The Index is a reference to the disclosed information and gives an overview over the omissions and the reasons why omissions are applied.

MH Integrated Annual Report 2015 Appendix / GRI index 029

GENERAL STANDARD DISCLOSURES

GENERAL STANDARD DISCLOSURES	PAGE NUMBER (OR LINK)	EXTERNAL ASSURANCE
STRATEGY AND ANALYSIS		
G4 - 1	p.8-9	No
ORGANIZATIONAL PROFILE		
G4-3	p.231	No
G4-4	p.49, p.83-85	No
G4-5	p.147	No
G4-6	p.50-51, p.52, p.153	No
G4-7	p.147, p.231	No
G4-8	p. 48-52, p. 84-85, p.153-156, p. 220-225	No
G4-9	p. 4-5, p. 50-51, p. 141-143, p. 185-187, p. 220	No
G4-10	appendix "People - Our most valuable assets"	No
G4-11	appendix "People - Our most valuable assets"	No
G4-12	p. 220-221	No
G4-13	p. 21-22, p. 58, p. 187-189, p. 231	No
G4-14	p. 27-35	No
G4-15	p. 64-67, p. 89, p. 96 + appendix to the referenced sections	No
G4-16	p. 21, p. 66-67	No
IDENTIFIED MATERIAL ASPECTS AND BOUNDARIES		
G4-17	p. 35, p. 185-187	No
G4-18	p. 126-128, appendix "Risk management - The Marine Harvest Way"	No
G4-19	p. 26-27, appendix "Risk management - The Marine Harvest Way"	No
G4-20	p. 26-27, appendix "Risk management - The Marine Harvest Way"	No
G4-21	p. 26-27, appendix "Risk management - The Marine Harvest Way"	No
G4-22	appendix "Risk management - The Marine Harvest Way"	No
G4-23	appendix "Risk management - The Marine Harvest Way"	No
STAKEHOLDER ENGAGEMENT		
G4-24	appendix "Risk management - The Marine Harvest Way"	No
G4-25	p. 21, p. 26, appendix "Risk management - The Marine Harvet Way"	No
G4-26	p. 18-19, p. 21, appendix "Risk management - The Marine Harvest Way"	No
G4-27	p. 21, p. 26-27, appendix "Risk management - The Marine Harvest Way"	No

030 MH Annual Report 2015 Appendix / GRI index

GENERAL STANDARD DISCLOSURES	PAGE NUMBER (OR LINK)	EXTERNAL ASSURANCE
REPORT PROFILE		
G4-28	p. 147	No
G4-29	p. 147, appendix "Risk management - The Marine Harvest Way"	No
G4-30	p. 134	No
G4-31	appendix "GRI index"	No
G4-32	appendix "GRI index"	No
G4-33	appendix "GRI index"	No
GOVERNANCE		
G4-34	p. 130-131	No
ETHICS AND INTEGRITY		
G4-56	p. 16-22, p. 24, p. 96-97	No

SPECIFIC STANDARD DISCLOSURES

DMA AND INDICATORS	PAGE NUMBER (OR LINK)	IDENTIFIED OMISSION(S)	REASON(S) FOR OMISSION(S)	EXPLANATION FOR OMISSION(S)	EXTERNAL ASSURANCE
	Information related to Standard Disclosures required by the 'in accordance' options may already be included in other reports prepared by the organization. In these circumstances, the organization may elect to add a specific reference to where the relevant information can be found.	In exceptional cases, if it is not possible to disclose certain required information, identify the information that has been omitted.	In exceptional cases, if it is not possible to disclose certain required information, provide the reason for omission.	In exceptional cases, if it is not possible to disclose certain required information, explain the reasons why the information has been omitted	Indicate if the Standard Disclosure has been externally assured. If yes, include the page reference for the External Assurance Statement in the report.
CATEGORY: ECONOMIC / MATERIAL ASPECT: ECONOMIC PERFORMANCE					
G4-DMA	p. 16-23, p. 44-61, p. 218-221				No
G4-EC1	p. 98, p. 141, p. 153-156, p. 167-168, p. 176-177, p. 231, appendix to the referenced sections				No
G4-EC2	p. 64-65, p. 74, appendix to the referenced sections	The costs of actions taken to manage the risk or opportunity.	The information is currently unavailable.	Management has not quantitatively estimated the impacts of climate change.	No
G4-EC3	p. 176-177, p. 208-209				No
MATERIAL ASPECT: INDIRECT ECONOMIC IMPACTS					
G4-DMA	p. 98, p. 106-107, appendix to the referenced sections				No
G4-EC7	p. 98, p. 106-107, appendix to the referenced sections				No

MH Integrated Annual Report 2015 Appendix / GRI index 031

DMA AND INDICATORS	PAGE NUMBER (OR LINK)	IDENTIFIED OMISSION(S)	REASON(S) FOR OMISSION(S)	EXPLANATION FOR OMISSION(S)	EXTERNAL ASSURANCE
CATEGORY: ENVIRONMENTAL / MATERIAL ASPECT: ENERGY					
G4-DMA	p. 64-65, p. 74, appendix to the referenced sections				No
G4-EN3	p. 64-65, p. 74, appendix to the referenced sections	Not split by consumption type	One material source	Electricity accounted for 86% of total limited other sources	No
MATERIAL ASPECT: BIODIVERSITY					
G4-DMA	p. 66-77, p. 119-121, appendix to the referenced sections				No
G4-EN11	p. 66-67, appendix to the referenced sections	Size of operational site in km^2.	The information is currently unavailable.	We plan to report the missing information in 2016.	No
G4-EN12	p. 66-67, appendix to the referenced sections				No
MATERIAL ASPECT: EMISSIONS					
G4-DMA	p. 64-65, p. 74, appendix to the referenced sections				No
G4-EN15	p. 64-65, p. 74, appendix to the referenced sections				No
G4-EN16	p. 64-65, p. 74, appendix to the referenced sections				No
G4-EN18	p. 64-65, p. 74, appendix to the referenced sections				No
MATERIAL ASPECT: COMPLIANCE					
G4-DMA	p. 35, p. 96-97, p. 191				No
G4-EN29	p. 35, p. 96-97				No
CATEGORY: SOCIAL / SUB-CATEGORY: LABOR PRACTICES AND DECENT WORK MATERIAL ASPECT: OCCUPATIONAL HEALTH AND SAFETY					
G4-DMA	p. 96-97, p. 121, appendix to the referenced sections				No
G4-LA6	p. 97-98, p. 121, appendix to the referenced sections	Injury rate (IR), occupational diseases rate (ODR), lost day rate (LDR) are not reported. The information provided is not reported by region or gender.	The information is currently unavailable.	We plan to report the missing information in 2016.	No
G4-LA7	p. 97 + appendix to the referenced sections				No

032 MH Integrated Annual Report 2015 Appendix / GRI index

DMA AND INDICATORS	PAGE NUMBER (OR LINK)	IDENTIFIED OMISSION(S)	REASON(S) FOR OMISSION(S)	EXPLANATION FOR OMISSION(S)	EXTERNAL ASSURANCE
SUB-CATEGORY: HUMAN RIGHTS / MATERIAL ASPECT: NON-DISCRIMINATION					
G4-DMA	p. 96-97, p. 133, appendix to the referenced sections				No
G4-HR3	p. 96				No
SUB-CATEGORY: SOCIETY / MATERIAL ASPECT: ANTI-CORRUPTION					
G4-DMA	p. 96-97, p. 133, appendix to the referenced sections				No
G4-SO3	p. 96-97, appendix to the referenced sections				No
G4-SO5	p. 96-97, appendix to the referenced sections				No
MATERIAL ASPECT: COMPLIANCE					
G4-DMA	p. 35, p. 85-91, appendix to the referenced sections				No
G4-S08	p. 191				No
SUB-CATEGORY: PRODUCT RESPONSIBILITY / MATERIAL ASPECT: CUSTOMER HEALTH AND SAFETY					
G4-DMA	p. 43, p. 85-91, appendix to the referenced sections				No
G4-PR1	p. 43, p. 85-91, appendix to the referenced sections				No
MATERIAL ASPECT: PRODUCT AND SERVICE LABELING					
G4-DMA	p. 43, p. 85-91, appendix to the referenced sections				No
G4-PR3	p. 85-91, appendix to the referenced sections				No
G4-PR5	p. 85				No
MATERIAL ASPECT: COMPLIANCE					
G4-DMA	p. 85-91, appendix to the referenced sections				No
G4-PR9	p. 85-91, p. 191, appendix to the referenced sections				No